November 12, 2003

03 NOV 14 AM 7:21

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street N.W.
Washington, D.C.
20549

**BOMBARDIER**

**Bombardier Inc.**
**Corporate Office**
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
Telephone 1 (514) 861-9481
Fax 1 (514) 861-7053
http://www.bombardier.com

SUPPL

**Re: Rule 12g3-2(b) Submission for Bombardier Inc.**
**File number: 82-3123**

Ladies and Gentlemen:

You will find enclosed herewith a copy of a Press Release dated November 11, 2003, with respect to the appointment of a new president at Bombardier Recreational Products which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934.

May I kindly ask you to acknowledge receipt of the enclosed document by signing the enclosed copy of this letter and returning it to me in the stamped, self-addressed envelope which is also enclosed.

Yours truly,

Roger Carle
Corporate Secretary

03037352

PROCESSED
NOV 19 2003
THOMSON
FINANCIAL

RC/nl
Encl.

c.c. Mr. Christopher Hilbert – Sidley Austin Brown & Wood

dle 11/17

We hereby acknowledge receipt of the above letter.

Signed in ____________, this ____ day of ________, 2003.

______________________________

Name:
Title:

**PRESS RELEASE**



**BOMBARDIER**

## BOMBARDIER APPOINTS NEW PRESIDENT AT BOMBARDIER RECREATIONAL PRODUCTS

- **Mr. José Boisjoli becomes president of Bombardier Recreational Products**

**Montréal, Nov. 11, 2003** – Bombardier today announced the appointment of Mr. José Boisjoli as President of Bombardier Recreational Products. Mr. Michel Baril has chosen to leave the Corporation to pursue other interests. These changes are effective immediately.

"We are announcing the appointment of José Boisjoli with the agreement of the purchasers of Bombardier Recreational Products. His numerous years of experience and his knowledge of the business make him the ideal candidate for ensuring an harmonious transition," observed President and CEO Paul M. Tellier.

José Boisjoli joined Bombardier in 1989 and has held positions of increasing responsibility in the areas of procurement and management. He has served as President of Snowmobiles, Watercraft and ATVs, Bombardier Recreational Products' largest division since 1998.

"We would like to thank Michel Baril for his contribution to Bombardier's success," added Tellier.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

**For information** Dominique Dionne
Vice President, Public Relations and Communication
(514) 861-9481

www.bombardier.com